Filed by Horizon Bancorp
Pursuant to Rule 425 under the Securities Act of 1933

 Subject Company: Horizon Bancorp
Commission File No. 000-10792
This filing relates to the proposed merger transaction between Horizon Bancorp (“Horizon”) and Kosciusko Financial, Inc. (“KFI”) pursuant to the terms of an Agreement and Plan of Merger dated as of February 4, 2016 (the “Merger Agreement”) between Horizon and KFI.  The Merger Agreement is on file with the Securities and Exchange Commission (“SEC”) as Appendix A to the joint proxy statement/prospectus of Horizon and KFI filed by Horizon on April 14, 2016.

Set forth below are materials being sent to KFI shareholders for the exercise of their election rights as to the form of consideration they would like to receive for their KFI shares in the merger transaction with Horizon, subject to the proration and allocation provisions set forth in the Merger Agreement.  As specified in these materials, the deadline for the proper exercise of election rights is 5:00 p.m. Eastern Daylight Time on the date mutually agreed upon by Horizon and KFI (which will be at least five business days prior to the closing date and will be publicly announced by Horizon), which is anticipated to be on or about May 23, 2016.

Additional Information for Shareholders

In connection with the proposed merger, Horizon has filed with the SEC a Registration Statement on Form S-4 that includes a proxy statement of KFI and a prospectus of Horizon, as well as other relevant documents concerning the proposed transaction.  Horizon and KFI have mailed the definitive joint proxy statement/prospectus to shareholders of KFI (which mailings were first made on or about April 13, 2016).  Shareholders are urged to read the Registration Statement and the joint proxy statement/prospectus regarding the merger and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they contain important information.  A free copy of the joint proxy statement/prospectus, as well as other filings containing information about Horizon, may be obtained at the SEC’s Internet site (http://www.sec.gov).  You will also be able to obtain these documents, free of charge, from Horizon at www.horizonbank.com under the tab “About Us” and then under the heading “Investor Relations” and then “SEC Filings.”  The information available through Horizon’s website is not and shall not be deemed part of this filing or incorporated by reference into other filings Horizon makes with the SEC.

Horizon and KFI and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of KFI in connection with the proposed merger.  Information about the directors and executive officers of Horizon is set forth in the proxy statement for Horizon’s 2016 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 15, 2016.  Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the joint proxy statement/prospectus regarding the proposed merger.  Free copies of this document may be obtained as described in the preceding paragraph.

Forward-Looking Statements

This filing contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  Forward-looking statements are typically identified by words such as “believe,” “expect,” “anticipate,” “intend,” “target,” “estimate,” “continue,” “positions,” “prospects,” or “potential,” by future conditional verbs such as “will,” “would,” “should,” “could,” “may,” or by variations of such words or by similar expressions.  These forward-looking statements are subject to numerous assumptions, risks, and uncertainties which change over time.  Forward-looking statements speak only as of the date they are made and we assume no duty to update forward-looking statements.  In addition to factors previously disclosed in Horizon’s reports filed with the SEC, the following factors among others, could cause actual results to differ materially from forward-looking statements or historical performance: ability to obtain regulatory approvals and meet other closing conditions to the merger, including approval by KFI’s shareholders, on the expected terms and schedule; delay in closing the merger; difficulties and delays in integrating Horizon’s and KFI’s businesses or fully realizing cost savings and other benefits; business disruption following the merger; changes in asset quality and credit risk; the inability to sustain revenue and earnings growth; changes in interest rates and capital markets; inflation; customer acceptance of Horizon’s products and services; customer borrowing, repayment, investment, and deposit practices; customer disintermediation; the introduction, withdrawal, success, and timing of business initiatives; competitive conditions; the inability to realize cost savings or revenues or to implement integration plans and other consequences associated with mergers, acquisitions, and divestitures; economic conditions; and the impact, extent, and timing of technological changes, capital market activities, and other actions of the Federal Reserve Board and legislative and regulatory actions and reforms, including those associated with the Dodd-Frank Wall Street Reform and Consumer Protection Act.

*   *   *   *   *   *   *   *   *   *

Dear Kosciusko Financial, Inc. Stockholders:

Thank you for your continued support and patience as we continue to work toward completing the merger between Horizon Bancorp (“Horizon”) and Kosciusko Financial, Inc. (“KFI”). The merger is now expected to close on or about June 1, 2016, subject to the satisfaction of several customary closing conditions.

In connection with the merger, you may elect to receive, for your shares of KFI common stock, cash, shares of Horizon common stock or a combination of cash and shares of Horizon common stock.  Your election is subject to limitations and prorations such that the aggregate merger consideration will be paid 65% in Horizon common stock and 35% in cash as set forth in the Agreement and Plan of Merger, dated as of February 4, 2016, between KFI and Horizon.

Enclosed is an Election Form and Letter of Transmittal (“Election Form”) that you must complete, sign and return with your KFI stock certificate(s) (if applicable) to Computershare Trust Company, N.A. (the “Exchange Agent”) in order to make an election. Please use the enclosed envelope to return these materials to the Exchange Agent. Do not send completed documents or stock certificates to Horizon or KFI.

In order for your election to be effective, the Exchange Agent must receive your properly completed Election Form, together with your KFI stock certificate(s) (if applicable), no later than 5:00 p.m., Eastern Daylight Time, on the date mutually agreed upon by Horizon and KFI (which will be at least five business days prior to the closing date and will be publicly  announced by Horizon), which is anticipated  to be on  or about May 23, 2016.  Please act promptly and carefully follow the instructions provided in the enclosed documents.

If you have any questions regarding the Election Form or the election deadline, please feel free to call Horizon Investment Relations Officer, Dona Lucker at (219) 874-9272 or KFI Executive Vice President Lindy J. Breeden at (574) 353-7521. If your shares of KFI common stock are held through a broker, trustee, bank or other nominee, you should contact that nominee promptly for instructions and assistance.

As noted above, the merger is still subject to the satisfaction of several customary closing conditions. This letter is not intended to indicate whether and/or when such closing conditions may be satisfied or to confirm whether and/or when the merger will be completed.

Please also remember to return your proxy card to vote on the merger. The attached documents relate to your election of cash or stock consideration in connection with the merger and should be submitted in addition to your proxy card.

Sincerely,

Craig M. Dwight	J. Gregory Maxwell
Chairman and Chief Executive Officer	President and Chief Executive Officer
Horizon Bancorp	Kosciusko Financial, Inc.

Computershare Trust Company, N.A. P.O. Box 43011 Providence Rhode Island 02940-3011 www.computershare.com/investor
MR A SAMPLE DESIGNATION (IF ANY) ADD 1 ADD 2 ADD 3 ADD 4 ADD 5 ADD 6	C 1234567890 JNT Tax ID certification on file: <Certified Y/N> TOTAL SHARES 12345678901234

TIME SENSITIVE INFORMATION. YOUR IMMEDIATE ATTENTION IS NECESSARY.
PLEASE COMPLETE AND RETURN PROMPTLY IN ACCORDANCE WITH THE ENCLOSED INSTRUCTIONS.
ELECTION FORM AND LETTER OF TRANSMITTAL

To accompany certificates, if any, of common stock, par value $10.00 per share, of Kosciusko Financial, Inc.
This Election Form and Letter of Transmittal (the “Election Form”) is being delivered in connection with the Agreement and Plan of Merger, dated February 4, 2016 (the “Merger Agreement”), by and between Horizon Bancorp, an Indiana corporation (“Horizon”) and Kosciusko Financial, Inc. (“KFI”), pursuant to which KFI will merge with and into Horizon (the “Merger”). This Election Form permits you to make an election as to the type of consideration (cash and/or Horizon common stock) that you wish to receive in connection with the Merger. This Election Form may be used to make an election only with respect to certain shares of KFI common stock that you hold, as listed below. You may receive additional Election Forms with respect to shares of KFI common stock held by you in another manner or in another name or with respect to equity awards you hold (if any). To be effective, this Election Form must be received by Computershare, the Exchange Agent, no later than 5:00 p.m., Eastern Daylight Time, on the date mutually agreed upon by Horizon and KFI (which will be at least five business days prior to the closing date and will be publicly announced by Horizon), which is anticipated to be on or about May 23, 2016 (the “Election Deadline”), and, with respect to certificated shares, together with the certificate(s) representing all shares of KFI common stock to which this Election Form relates.

*Your KFI Stock Certificates:
Please locate and surrender the listed certificates.
Certificate Numbers	Shares	Certificate Numbers	Shares
XXXX12345678	12345678901234	XXXX12345678	12345678901234
XXXX12345678	12345678901234	XXXX12345678	12345678901234
XXXX12345678	12345678901234	XXXX12345678	12345678901234
XXXX12345678	12345678901234	XXXX12345678	12345678901234
XXXX12345678	12345678901234	XXXX12345678	12345678901234

If you hold more than 10 certificates, not all certificates can be listed on this form.
Other Certificate Total	Total Certificated Shares	Shares Held By Us	Total Shares
12345678901234	12345678901234	12345678901234	12345678901234

*Please note that certain KFI share certificate numbers related to stock dividends paid in the early 2000s may not match the certificate numbers listed above. Please return all certificates representing shares of KFI, even if the numbers on some of the certificates don’t match those listed above. If you have questions concerning this issue, please contact Lindy J. Breeden, Executive Vice President of KFI at (574) 353-7521.

Complete the box(es) below to make an election. It is understood that this election is subject to the terms, conditions and limitations set forth in the Merger Agreement and this Election Form. In particular, all elections are subject to the allocation and proration provisions in the Merger Agreement, which are designed to ensure that, on an aggregate basis, approximately 65% of the outstanding shares of KFI common stock will be converted into Horizon common stock and approximately 35% of the outstanding shares of KFI common stock will be converted into cash. Therefore, there is no assurance that you will receive your election choices. The allocation of the Merger consideration will be made in accordance with the allocation and proration procedures set forth in the Merger Agreement. If you own less than 100 shares of KFI common stock, you will only be entitled to receive $81.75 per share in cash and will not be entitled to receive any of the Stock Consideration (as defined below).

ELECTION OPTIONS

I hereby elect to receive the following as consideration for my shares of KFI common stock, subject to proration, as calculated in accordance with the Merger Agreement:

ALL STOCK ELECTION (3.0122 shares of Horizon common stock (plus cash in lieu of any fractional shares) for EACH share of KFI common stock (the “Stock Consideration”))
☐	Mark this box to elect to make a stock election with respect to ALL of your KFI common stock.

ALL CASH ELECTION (cash having a value per share equal to 81.75 for EACH share of KFI common stock (the “Cash Consideration”)).

☐	Mark this box to elect to make a cash election with respect to ALL of your KFI common stock.

MIXED ELECTION (Stock Consideration for some of your shares of KFI common stock and Cash Consideration for the remainder of your shares of KFI common stock)
☐
Mark this box to elect to make a stock election with respect to a portion of your KFI common stock (3.0122 shares of Horizon common stock (plus cash in lieu of any fractional shares for each such share of KFI common stock)) and a cash election with respect to the remainder of your KFI common stock (cash having a value equal to $81.75 for each such share of KFI common stock). Please fill in the blank to the right to designate the number of whole shares of KFI common stock that you want converted into the right to receive Stock Consideration.

NO ELECTION (No preference with respect to the receipt of Horizon common stock, cash or a combination of stock and cash)
☐	Mark this box to make no election with respect to your KFI common stock.
You will be deemed to have made a “NO ELECTION” if:

A.	You fail to follow the instructions on the Election Form or otherwise fail to properly make an election;

B.
A properly completed Election Form together with your stock certificate(s), if any, or a properly completed Notice of Guaranteed Delivery, is not actually received by the Exchange Agent on or before the Election Deadline;

C.	You properly and timely revoke a prior election without making a new election; or

D.	You check the “No Election” box above.

The undersigned represents and warrants that the undersigned has full power and authority to submit, sell, assign and transfer the above described shares of KFI common stock and that when accepted for exchange by Horizon, Horizon will acquire good and unencumbered title thereto, free and clear of all liens, restrictions, charges and encumbrances. The undersigned irrevocably constitutes and appoints the Exchange Agent as the true and lawful agent and attorney-in-fact of the undersigned with full power of substitution to exchange shares of KFI common stock, including any certificates representing such shares together with accompanying evidence of transfer and authenticity, for shares of Horizon common stock or cash, as set forth under “Election Options” and as set forth in the Merger Agreement. Delivery of any enclosed certificate(s) shall be effected, and the risk of loss and title to such certificate(s) shall pass, only upon proper delivery thereof to the Exchange Agent. All authority herein conferred shall survive the death or incapacity of, and any obligation of the undersigned hereunder shall be binding on the heirs, personal representatives, successors and assigns of, the undersigned.

SIGNATURE(S) REQUIRED. Signature of Registered Holder(s) or Agent
Must be signed by the registered holder(s) EXACTLY as name(s) appear(s) on stock certificate(s) or the electronic book-entry account. If signature is by a trustee, executor, administrator, guardian, attorney-in-fact, officer for a corporation, or other person acting in a fiduciary or representative capacity, please set forth full title. See Instructions B.2, B.4 and B.6.

Signature of owner	Signature of co-owner, if any
Area Code/Phone Number

MEDALLION SIGNATURE(S) GUARANTEED (IF REQUIRED) See Instruction B.6.
Required only if Special Payment and Delivery Form is completed.
Authorized Signature
Name of Firm

Address of Firm – Please Print

SPECIAL PAYMENT AND DELIVERY FORM

The Merger Consideration will be issued in the name and address provided on the Election Form unless instructions are given in the boxes below.

Special Payment and Issuance Instructions (See Instructions B.1, B.2 and B.6)		Special Delivery Instructions (See Instructions B.4 and B.6)

To be completed ONLY if the Merger Consideration is to be received in Horizon common stock and issued in the name of someone other than the current registered holder(s) as stated on the front page of the Election Form.

To be completed ONLY if the Merger Consideration is to be delivered to someone other than the current registered holder(s) or delivered to an address that is different than the address listed on the front page of the Election Form.

Name(s):		Name(s):
	(Please Print)		(Please Print)

Address:		Address:

Telephone Number:		Telephone Number:

INSTRUCTIONS

A. Special Conditions
1. Time in which to Make an Election. To be effective, a properly completed Election Form and Letter of Transmittal (an “Election Form”) must be received by Computershare, the Exchange Agent, no later than 5:00 p.m., Eastern Daylight Time, on the date mutually agreed upon by Horizon and KFI (which will be at least five business days prior to the closing date and will be publicly announced by Horizon), which is anticipated to be on or about May 23, 2016 (the “Election Deadline”). Holders of shares of KFI common stock who hold such shares in certificated form must also include with their completed Election Form the certificate(s) representing all their shares of KFI common stock to which the Election Form relates. Holders of shares of KFI common stock who hold such shares in electronic, book-entry form do not need to include any certificate(s) and simply need to return the completed Election Form. Holders of KFI common stock who do not properly and timely make an election as provided in the preceding sentences or who properly and timely revoke a prior election will be considered a Non-Electing Stockholder. See Instruction A.7 below.

2. Certificates and Shares held by the Exchange Agent. The Election Form indicates the number of shares you hold either in certificated form or in electronic, book-entry form.

3. Election Options. On page 2 of the Election Form, under “Election Options,” indicate whether you would like to receive in exchange for your shares of KFI common stock (i) only shares of Horizon common stock, (ii) only cash, (iii) a combination of Horizon common stock and cash, or (iv) “No Election”. Mark only one box. The Merger Agreement limits the amount of cash and the amount of Horizon common stock that can be issued in the Merger and it thus may not be possible for all elections to be honored in full.

4. Change or Revocation of Election. A holder of shares of KFI common stock who has made an election may at any time prior to the Election Deadline change such election by submitting to the Exchange Agent a revised Election Form, properly completed and signed, that is received by the Exchange Agent prior to the Election Deadline.

5. Joint Forms of Election. Holders of shares of KFI common stock who make a joint election will be considered to be a single holder of such shares. Joint Election Forms may be submitted only by persons submitting certificates registered in different forms of the same name (e.g., “John Smith” on one certificate and “J. Smith” on another) and by persons who may be considered to own each other’s shares by reason of the ownership attribution rules contained in Section 318(a) of the Internal Revenue Code of 1986, as amended (such as a husband and wife). If the Election Form is submitted as a Joint Election Form, each record holder of shares of KFI common stock covered thereby must properly sign the Election Form in accordance with Instruction B.1, attaching additional sheets if necessary. The signatures of such holders will be deemed to constitute a certification that the persons submitting a Joint Election Form are eligible to do so.

6. Forms of Election Nominees. Any record holder of shares of KFI common stock who is a nominee may submit one or more Election Forms, indicating on the form or forms a combination of elections covering up to the aggregate number of shares of KFI common stock owned by such record holder. However, upon the request of Horizon, any such record holder will be required to certify to the satisfaction of Horizon that such record holder holds such shares of KFI common stock as nominee for the beneficial owners of such shares. Each beneficial owner for whom such an Election Form is so submitted will be treated as a separate stockholder of KFI for purposes of allocation of Horizon common stock and cash payments to be issued upon consummation of the Merger.

7. Shares as to Which No Election is Made. Holders of shares of KFI common stock who mark the “No Election” box on the Election Form, or who fail to submit a properly completed Election Form together with any certificate(s) representing their shares of KFI common stock by the Election Deadline, or who revoke their previously submitted Election Form and fail to submit a properly completed Election Form together with any certificate(s) representing their shares of KFI common stock (each of the foregoing, a “Non-Electing Stockholder”), shall have their shares of KFI common stock converted into the right to receive (i) 3.0122 shares of Horizon common stock for each share of KFI common stock, plus cash in lieu of any fractional shares, (ii) a per share cash payment of $81.75 or (iii) a combination of cash and Horizon common stock, as determined in accordance with the allocation and proration provisions set forth in the Merger Agreement. In addition, a holder who does not make an election for all of his or her shares will be deemed to be a Non-Electing Stockholder with respect to those shares for which an election is not made.

8. Method of Delivery. Your election materials may be sent to the Exchange Agent at one of the addresses provided below. Please ensure sufficient time so that the election materials are actually received by the Exchange Agent on or prior to the Election Deadline.

If delivering by U.S. mail:	If delivering by courier:
Computershare Trust Company, N.A.	Computershare Trust Company, N.A.
c/o Voluntary Corporate Actions	c/o Voluntary Corporation Actions Suite V
P.O. Box 43011	250 Royall Street
Providence, RI 02940-3011	Canton, MA 02021

Do not send your election materials to Horizon or KFI, because they will not be forwarded to the Exchange Agent, and your election will be invalid. The method of delivery is at the option and risk of the electing stockholder. Registered mail, appropriately insured, with return receipt requested, is suggested. Delivery shall be effected, and risk of loss and title will pass, only upon proper delivery of the certificate(s) to the Exchange Agent.

B. General.
1. Signatures. The signature (or signatures, in the case of certificates owned by two or more joint holders of certificates for which a Joint Election Form is submitted) on the Election Form must correspond exactly with the name(s) as written on the face of the certificate(s) or book-entry account unless the shares of KFI common stock described on this Election Form have been assigned by the registered holder(s), in which event the Election Form must be signed in exactly the same form as the name of the last transferee indicated on the transfer attached to or endorsed on the certificate(s) or book-entry account. If the Election Form is signed by a person other than the registered owner of the certificate(s) listed, the certificate(s) must be endorsed or accompanied by appropriate stock power(s), in either case signed by the registered owner(s) in the name(s) that appear on the certificate(s), and the signature(s) appearing on such endorsement(s) or stock power(s) and on the Election Form must be guaranteed by an Eligible Institution (as defined in B.6 below). If the Election Form is signed by a trustee, executor, administrator, guardian, officer of a corporation, attorney-in-fact or by any others acting in a representative or fiduciary capacity, the person signing, unless he or she is the registered owner, must give such person’s full title in such capacity, and appropriate evidence of authority to act in such capacity must be forwarded to the Exchange Agent with the Election Form. The certificate(s) may be surrendered by a firm acting as agent for the registered holder(s) if such firm is a member of a registered National Securities Exchange or of the FINRA or is a commercial bank or trust company in the United States.

2. Special Payment and Issuance Instructions. If checks are to be payable or shares of Horizon common stock are to be issued to the order of or registered in other than exactly the name(s) that appears(s) on the Election Form, the signature(s) on the Election Form must be guaranteed by an Eligible Institution (defined in B.6 below), and any certificate(s) representing such shares must be accompanied by appropriate signed stock power(s), and the signature(s) appearing on such stock power(s) must also be guaranteed by an Eligible Institution (defined in B.6 below). Please also complete the SPECIAL PAYMENT AND DELIVERY FORM that is part of the Election Form.

3. Stock Transfer Taxes. It will be a condition to the issuance of any check or shares of Horizon common stock in any name(s) other than the name(s) in which the shares of KFI common stock is (are) registered that the person(s) requesting the issuance of such check or shares of Horizon common stock either pay to the Exchange Agent any transfer or other taxes required by reason of such issuance, or establish to the satisfaction of the Exchange Agent that such tax has been paid or is not applicable.

4. Special Delivery Instructions. If checks or certificates representing shares of Horizon common stock are to be delivered to someone other than the registered holder(s), or to the registered holder(s) at an address other than that appearing on the Election Form, please complete the Special Delivery Instructions box located on the SPECIAL PAYMENT AND DELIVERY FORM that is part of the Election Form.

5.  Lost  Certificate.  If your  certificate(s)  representing  shares of  KFI common  stock  has  (have)  been  lost,  stolen  or destroyed, contact the Exchange Agent at (866) 305-9581 or at (781) 575-2641 prior to submitting the Election Form.

6. Guarantee of Signatures: No signature guarantee is required on this Election Form if (a)(i) the Election Form is signed by the registered holder(s) (including any participant in the book-entry transfer facility’s systems whose name appears on a security position listing as the owner of such shares) of shares surrendered with this Election Form and (ii) such registered holder has not completed either the box entitled “Special Delivery Instructions” or the box entitled “Special Payment and Issuance Instructions” on the SPECIAL PAYMENT AND DELIVERY FORM; or (b) such shares are surrendered for the account of a firm that is a bank, broker, dealer, credit union, savings association or other entity which is a member in good standing of the Securities Transfer Agents’ Medallion Program (each, an “Eligible Institution”). In all other cases, all signatures must be guaranteed by an Eligible Institution.

7. Book-entry Shares: Your shares of KFI common stock that have been issued through KFI’s direct registration service program, an electronic, book-entry system that records stock ownership in place of traditional stock certificates, still require you to complete the Election Form should you wish to participate in the election.

ELECTION INFORMATION BOOKLET

This Election Information Booklet provides answers to frequently asked questions regarding how to make your election in connection with the merger (the “Merger”) of Kosciusko Financial, Inc. (“KFI”) with and into Horizon Bancorp (“Horizon”). This booklet does not contain all of the information that may be important to you and we urge you to read carefully all of the instructions on the Election Form and the Letter of Transmittal (the “Election Form”) as well as the separate instructions document. After reviewing these materials, please complete the Election Form and send it in the enclosed envelope, along with your KFI stock certificate(s) (if applicable).

Copies of the Merger Agreement (as defined below) and the Joint Proxy Statement/ Prospectus (as defined below) are available to you without charge upon written or oral request to either of the following:

Horizon Bancorp	Kosciusko Financial, Inc.
515 Franklin Square	102 E. Main Street
Michigan City, Indiana 46360	Mentone, Indiana 46539
Attention: Dona Lucker, Investment Relations Officer	Attention: Lindy J. Breeden, Executive Vice President
(219) 874-9272	(574) 353-7521

The deadline for receipt of your Election Form and stock certificates is 5:00 p.m., Eastern Daylight Time, on the date mutually agreed upon by Horizon and KFI (which will be at least five business days prior to the closing date and will be publicly announced by Horizon), which is anticipated to be on or about May 23, 2016 (the “Election Deadline”). We anticipate that the effective date of the merger will occur on or about June 1, 2016 (the “Effective Time”) subject to the satisfaction of several customary closing conditions.

FREQUENTLY ASKED QUESTIONS

1.	Why have I been sent an Election Form?

On February 4, 2016, KFI and Horizon entered into an Agreement and Plan of Merger (the “Merger Agreement”) whereby KFI will merge with and into Horizon, with Horizon continuing as the surviving corporation. Pursuant to the Merger Agreement, you, as a KFI shareholder, have the opportunity to elect how you will receive the Merger consideration for your shares of KFI common stock. You may elect to receive, for each share of KFI common stock that you own, (i) 3.0122 shares of Horizon common stock (“Stock Election”) or (ii) $81.75 in cash (“Cash Election”). Alternatively, you may elect to receive a combination of Horizon common stock and cash (“Mixed Election”) or elect no preference as to whether you receive cash, shares of Horizon common stock or a combination thereof (“No Election”); provided, however, that if you own less than 100 shares of KFI common stock, you will only be entitled to receive $81.75 per share in cash and will not be entitled to make a Stock Election. The aggregate consideration, however, is subject to the allocation and proration procedures set forth in the Merger Agreement, and accordingly, you may not receive the same consideration that you elect to receive (see Question 5).

2.	What is the Election Form?

The enclosed Election Form does two things. First, it lets us know your preferred form of payment for your shares of KFI common stock (i.e., cash, shares of Horizon common stock or a combination of both). Second, if you hold your shares of KFI common stock in certificated form, it allows you to surrender your KFI stock certificate(s) in order to receive payment for the shares of KFI common stock you own promptly upon completion of the merger.

3.	How do I use the Election Form?

Enclosed in this package is a complete set of instructions. A summary of the instructions follows:

When completed, sign and date the Election Form, indicating how you want to receive payment for your shares of KFI common stock, and mail it to the Exchange Agent in the enclosed envelope. If you hold your KFI shares in certificated form, you should include with your completed Election Form your KFI stock certificates. Note that you will not be able to sell or otherwise transfer your shares of KFI common stock after making your election.  Do not sign the back of your stock certificates. By signing the Election Form, you agree to surrender for exchange your stock and you confirm that you have complied with all the requirements as stated in the instructions. If you hold your shares of KFI common stock in electronic, book-entry form, you do not need to include any stock certificates with your completed Election Form. Please note that if your shares of KFI common stock are held in a joint account, signatures of both owners are required on the Election Form.

Your election materials may be sent to the Exchange Agent at one of the addresses provided below. Please ensure sufficient time so that the election materials are actually received by the Exchange Agent at or prior to the Election Deadline.

If delivering by U.S. mail:	If delivering by courier:

Computershare Trust Company, N.A.	Computershare Trust Company, N.A.
c/o Voluntary Corporate Actions	c/o Voluntary Corporation Actions
P.O. Box 43011	Suite V
Providence, RI 02940-3011	250 Royall Street
Canton, MA 02021

If you are mailing stock certificates, we recommend that you make copies of your stock certificates and completed Election Form. We also recommend sending them by registered mail, return receipt requested, and insured for at least 3% of the market value of the stock on the date of such mailing. This is the amount that it commonly costs to replace a lost certificate. Please do not return any documents directly to KFI or Horizon.

4.	What happens if I do not send in the Election Form or if I miss the Election Deadline?

If you do not respond, or if the Exchange Agent does not receive your Election Form prior to the Election Deadline, or if your Election Form is not completed properly, you will be deemed to not have made an election as to the form of consideration to be received in exchange for your shares of KFI common stock. As a result, as provided in the Merger Agreement, you will receive either cash, shares of Horizon common stock or a combination of cash and shares of Horizon common stock as determined by Horizon and the Exchange Agent in accordance with the allocation and proration procedures set forth in the Merger Agreement. When the merger is completed, a letter of transmittal will be sent to you requesting you to surrender your KFI stock certificates in order to receive the merger consideration.

5.	Am I guaranteed to receive what I ask for on the Election Form?

No.

The Merger Agreement contains allocation and proration provisions that are designed to ensure that approximately 65% of the outstanding shares of KFI common stock will be exchanged for shares of Horizon common stock and approximately 35% of the outstanding shares of KFI common stock will be exchanged for cash. After the Election Deadline, Horizon and the Exchange Agent will calculate the amount of cash and/or shares of Horizon common stock to be distributed to each KFI shareholder based on all valid elections received and in accordance with the allocation and proration procedures set forth in the Merger Agreement and described in the sections entitled “Structure of the Merger”, “Merger Consideration” and “Stock and Cash Election Procedures” on pages 40-43 of the Joint Proxy Statement/Prospectus, dated as of April 11, 2016 (the “Joint Proxy Statement/Prospectus”), which is available on the Securities and Exchange Commission’s (“SEC”) website www.sec.gov.

Neither KFI nor Horizon is making any recommendation as to whether KFI shareholders should elect to receive cash, Horizon common stock or a combination thereof in the merger. Each KFI shareholder must make his or her own decision with respect to such election.

6.	When can I expect to receive my new shares and/or cash?

Assuming that you have made a proper election by the Election Deadline, we expect that your check and/or statement of holdings which will reflect your new account and share balance with Horizon, will be mailed to you within approximately 10 days after the Effective Time, which we expect to happen on or about June 1, 2016, so that you should receive your cash or statement of holdings by approximately June 10, 2016.

In the event that the Merger Agreement is terminated, the Exchange Agent will promptly credit the shareholder’s account with electronic, book-entry shares, and a statement of holdings will be sent to the shareholder reflecting the number of shares held in book-entry form. If a shareholder wishes to receive a new stock certificate, such shareholder should contact the Exchange Agent at (866) 305-9581 or at (781) 575-2641 and a new stock certificate will be issued and mailed to the shareholder.

7.	What if I cannot locate my KFI stock certificate(s)?

For any election to be effective, the Election Form must be accompanied by the original certificate(s) evidencing your shares of KFI common stock and any required accompanying evidences of authority. If your certificate(s) has (have) been lost, stolen or destroyed, contact the Exchange Agent at (866) 305-9581 or at (781) 575-2641 prior to submitting the Election Form.

8.	What if I hold any of my shares of KFI common stock with a broker, bank or other nominee?

You should promptly contact your broker, bank or other nominee and follow their instructions as to the procedures for making elections and exchanging your shares of KFI common stock.

9.	If I receive cash following completion of the merger, how much cash will I receive?

For each share of KFI common stock that you own and for which you receive cash, Horizon will pay you $81.75 in cash. Your election of cash consideration is subject to limitations and prorations such that the aggregate merger consideration will be paid 65% in Horizon common stock and 35% in cash. If the holders of more than 35% of the outstanding KFI shares make valid elections to receive cash consideration, your over-subscribed cash consideration will be proportionately reduced and you will receive a portion of your consideration in Horizon common stock, despite your election.

10.	If I receive cash following completion of the merger, how much cash will I receive?

For each share of KFI common stock that you own and for which you receive cash, Horizon will pay you $81.75 in cash. Your election of cash consideration is subject to limitations and prorations such that the aggregate merger consideration will be paid 65% in Horizon common stock and 35% in cash. If the holders of more than 35% of the outstanding KFI shares make valid elections to receive cash consideration, your over-subscribed cash consideration will be proportionately reduced and you will receive a portion of your consideration in Horizon common stock, despite your election.

11.	If I receive shares of Horizon common stock following completion of the merger, how many shares will I receive?

For each share of KFI common stock that you own and for which you receive Horizon common stock, you will receive 3.0122 shares of Horizon common stock, plus cash in lieu of fractional shares you would otherwise receive, as described in the Merger Agreement. Your election of stock consideration is subject to limitations and prorations such that the aggregate merger consideration will be paid 65% in Horizon common stock and 35% in cash. If the holders of more than 65% of the outstanding KFI shares make valid elections to receive stock consideration, your over-subscribed stock consideration will be proportionately reduced and you will receive a portion of your consideration in cash, despite your election.

12.	If I receive a combination of cash and shares of Horizon common stock following completion of the merger, what will I receive?

For each share of KFI common stock that you own and for which you receive Horizon common stock, you will receive 3.0122 shares of Horizon common stock, and for each share of KFI common stock that you own for which you receive cash, you will receive $81.75 in cash. If the holders of more than 65% of the outstanding KFI shares make valid elections to receive the stock consideration or if the holders of more than 35% of the outstanding KFI shares make valid elections to receive the cash consideration, those KFI shareholders electing the over-subscribed form of consideration will have the over-subscribed form of consideration proportionately reduced and will receive a portion of their consideration in the other form, despite their election.

13.	If I elect No Election, what will I receive?

You will receive cash, shares of Horizon common stock or a combination of both as determined by Horizon and the Exchange Agent in accordance with the allocation and proration procedures set forth in the Merger Agreement.

14.	Will I have to pay taxes on the proceeds if my shares are exchanged?

The specific tax consequences of the Merger to you will depend upon the form of consideration that you ultimately receive in the Merger. Generally, an exchange involving cash will be treated as a transaction in which gain (or possibly loss) will be recognized. You may refer to the discussion of “Material Federal Income Tax Consequences” on page 60 of the Joint Proxy Statement/Prospectus, which you should have received and which is available on the SEC’s website (www.sec.gov). Because individual circumstances may differ, you should consult your tax advisor for a complete understanding of the tax effects of the Merger to you, including the application and effect of foreign, state, local or other tax laws.

15.	Are there any fees associated with the exchange of my shares of KFI common stock?

There are  no fees  associated with the  exchange, unless you need to replace a missing KFI stock certificate.

16.	May I continue to trade my shares after I complete my Election Form?

No. Once you submit your Election Form, you may no longer trade your shares of KFI common stock unless you revoke your election before the Election Deadline.

17.	Can I change or revoke my election?

Yes. Your election may be changed or revoked until 5:00 p.m., Eastern Daylight Time on the date of the Election Deadline. To change or revoke an election, a written notice of revocation must (a) specify the name of the shareholder having made the election to be changed or revoked, (b) be signed by the shareholder in the same manner as the original signature on the Election Form by which such election was made and (c) be received by the Exchange Agent before the Election Deadline.

If a shareholder changes or revokes his, her or its election, the Exchange Agent will promptly credit the shareholder’s account with electronic, book-entry shares, and a statement of holdings will be sent to the shareholder reflecting the number of shares held in book-entry form. If a shareholder wishes to make a new election, such shareholder must return a properly completed Election Form on or before the Election Deadline.

18.	Can I elect to have a portion of my shares exchanged under different election options?

Yes. You may make a Mixed Election (see Question 1).

19.	How will I know when the Merger is completed?

Horizon will issue a press release announcing completion of the merger when it is completed. You can obtain this information at the SEC’s website at www.sec.gov, at Horizon’s website at www.horizonbank.com or by calling Computershare at (800) 368-5948.

20.	Where can I find more information about the Merger, Horizon and KFI?

A free copy of the Joint Proxy Statement/Prospectus, as well as other filings containing information about Horizon and KFI, may be obtained at the SEC’s website, www.sec.gov. Copies of the Joint Proxy Statement/Prospectus can also be obtained, free of charge, by written or oral request to Horizon and KFI at the addresses and telephone numbers set forth on the cover page of this Election Information Booklet.

WE URGE YOU TO READ THE MERGER AGREEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER, AND ALL OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION.

21.	Who do I call if I have additional questions?

You may contact Horizon or KFI at the contact information listed above during the hours of 8:00 a.m. to 5:00 p.m. Eastern Daylight Time, Monday - Friday, for further assistance.